Exhibit 99.1

Theratechnologies Appoints Elina Tea to its Board of Directors

Montreal, Canada – April 5, 2024 – Theratechnologies Inc. (“Theratechnologies” or the “Company”) (TSX: TH) (NASDAQ: THTX), a biopharmaceutical company focused on the development and commercialization of innovative therapies, today announced the appointment of Elina Tea, Chief Financial Officer at GLS North America, to its Board of Directors and as a member of the Company’s Audit Committee. Ms. Tea will be Investissement Québec’s designee pursuant to its investor rights agreement with the Company.

“Elina Tea’s extensive experience in finance, corporate strategy, and investor relations makes her a valuable addition to our Board of Directors,” said Dawn Svoronos, Chair of the Board of Directors at Theratechnologies. “With her strong communications, strategic thinking, and leadership skills, and her impressive track record in private and public financing and M&A transactions across a diverse range of industries, Ms. Tea has the demonstrated capacity to support the Company’s business initiatives. She brings a welcomed perspective to Theratechnologies as the Company focuses on its commercial business and the search for new products and partners.”

“It’s an honor to join the distinguished Board of Directors of Theratechnologies and I look forward to contributing to the Company’s path to success and value creation,” said Elina Tea.

In her current role as Chief Financial Officer at GLS North America, Elina Tea oversees all operational and strategic matters with the finance, M&A, legal, and human resources departments of the GLS Canada and GLS US businesses. She previously served as Chief Financial Officer at Vosker Corp and Vice-President, Corporate Development at Cogeco Communications, and has amassed considerable financial and business development experience at a range of companies including SNC-Lavalin (Office of the President), Desjardins Group, RBC Capital Markets, and Ernst & Young Corporate Finance. She holds a Bachelor of Commerce degree, with a double concentration in Accounting and Finance from McGill University and is a Chartered Financial Analyst.

With the appointment of Elina Tea, the Company’s Audit Committee will now comprise four independent members including the recently appointed Jordan Zwick, Gerald Lacoste, and Frank Holler as Chair.

About Theratechnologies

Theratechnologies (TSX: TH) (NASDAQ: THTX) is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs. Further information about Theratechnologies is available on the Company’s website at www.theratech.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Follow Theratechnologies on LinkedIn and X (formerly Twitter).

About Investissement Québec

Investissement Québec’s mission is to play an active role in Quebec’s economic development by stimulating business innovation, entrepreneurship, and business acquisitions, as well as growth in investment and exports. Operating in all the province’s administrative regions, the Corporation supports the creation and growth of businesses of all sizes with investments and customized financial solutions. It also assists businesses by providing consulting services and other support measures, including technological assistance available from Investissement Québec Innovation. In addition, through Investissement Québec International, the Corporation prospects for talent and foreign investment, and assists Quebec businesses with export activities.

Forward-Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, “Forward-Looking Statements”), within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify Forward-Looking Statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The Forward-Looking Statements contained in this press release include, but are not limited to, statements regarding the Company’s growth and profitability and the search for new products and partners. Although the Forward-Looking Statements contained in this press release are based upon what the Company believes are reasonable assumptions in light of the information currently available, investors are cautioned against placing undue reliance on these statements since actual results may vary from the Forward-Looking Statements. Certain assumptions made in preparing the Forward-Looking Statements include that (i) sales of our products will continue to grow; (ii) we will control expenses as planned and no unforeseen events will occur which would have the effect of increasing our expenses in 2024; (iii) no unapproved products for the treatment of lipodystrophy will be used as replacement to EGRIFTA SV®; (iv) our suppliers will be able to meet market demands for our products; (v) we will be successful in identifying and entering into one or more transactions to add one or more commercial assets as part of our commercial portfolio of approved products; (vi) we will be able to find one or more partners to assist with the development of our pipeline; and (vii) no event will occur preventing us from executing the objectives set forth in this press release. Forward-Looking Statements assumptions are subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such Forward-Looking Statements. These risks and uncertainties include, but are not limited to: (i) a decrease or stagnation in sales of our products; (ii) product recalls or change in the regulation that would adversely impact the sale of our products; (iii) unknown safety or efficacy issues with our approved drug products causing a decrease in demand for those products; (iv) the occurrence of events which would lead us to spend more cash than anticipated; (v) defaults under the Marathon Credit Agreement; (vi) our incapacity to identify additional commercial assets or our inability to enter into commercial agreements regarding same on terms satisfactory to us; (vii) our incapacity to find one or more partners to further the development of our pipeline; and (viii) changes in our business plan. We refer current and potential investors to the risk factors described under the section “Risk Factors” under Item 3.D of our Form 20-F dated

February 21, 2024, available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov under Theratechnologies’ public filings for additional risks related to the Company. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on Forward-Looking Statements. Forward-Looking Statements reflect current expectations regarding future events and speak only as of the date of this press release and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contacts:

Investor inquiries:

Philippe Dubuc

Senior Vice President and Chief Financial Officer

pdubuc@theratech.com

1-438-315-6608

Media inquiries:

Julie Schneiderman

Senior Director, Communications & Corporate Affairs

communications@theratech.com

1-514-336-7800

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